Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156742

HINES GLOBAL REIT, INC.
SUPPLEMENT NO. 14 DATED MARCH 17, 2011
TO THE PROSPECTUS DATED APRIL 30, 2010

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT, Inc. dated April 30, 2010 (the “Prospectus”), Supplement No. 7, dated September 1, 2010, Supplement No. 11, dated December 1, 2010, Supplement No. 12, dated February 17, 2011 and Supplement No. 13, dated March 4, 2011. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

A. To describe the completion of the acquisition of Stonecutter Court and

B. To describe the terms of debt financing related to the acquisition of Stonecutter Court.

A.  Acquisition of Stonecutter Court by Hines Global

On March 11, 2011, Hines Global REIT Holdco Sárl, a wholly-owned subsidiary of the Operating Partnership, which is a subsidiary of Hines Global, acquired all of the share capital of Sofina Properties Limited ("Sofina"), for the sole purpose of acquiring Stonecutter Court.  Stonecutter Court is a core office building with two adjacent, ancillary buildings located in London, United Kingdom. The net purchase price for Stonecutter Court was £90.9 million, ($146.3 million assuming a rate of $1.61 per GBP based on the closing date) exclusive of transaction costs, financing fees and working capital reserves. As a condition to closing we assumed and immediately retired Sofina's existing long-term debt and other liabilities of £89.9 million, ($144.7 million assuming a rate of $1.61 per GBP based on the closing date). In connection with this acquisition, we will pay our Advisor $2.9 million in acquisition fees.

The estimated going-in capitalization rate for Stonecutter Court is approximately 6.76%. The estimated going-in capitalization rate is determined by dividing the projected net operating income (“NOI”) for the first fiscal year by the net purchase price (excluding closing costs and taxes). NOI includes all projected operating revenues (rental income, tenant reimbursements, parking and any other property-related income) less all projected operating expenses (property operating and maintenance expenses, property taxes, insurance and property management fees). The projected NOI includes assumptions which may not be indicative of the actual future performance of the property; including the assumption that the current tenants will perform under their lease agreements during the next 12 months. Further details of Stonecutter Court are disclosed in Supplement No. 13, dated March 4, 2011.

B. Description of Debt Related to the Acquisition of Stonecutter Court

On March 11, 2011, Sofina entered into a secured facility agreement with Landesbank Baden-Württemberg (“LBBW”) whereby LBBW agrees to make available to Sofina an amount not to exceed the lesser of (i) 65% of the value of Stonecutter Court or (ii) £57.0 million ($91.8 million assuming a rate of $1.61 per GBP based on the closing date). LBBW is not affiliated with us or our affiliates. Pursuant to the loan documents, the loan is secured by a mortgage and related security interests in Stonecutter Court and is non-recourse with respect to Hines Global. The loan documents also included assignments of rent, leases and permits for the benefit of LBBW. On March 11, 2011, Sofina drew down £57.0 million ($91.8 million assuming a rate of $1.61 per GBP based on the closing date) under the facility. In connection with this facility we will pay our Advisor approximately $918,000 in debt financing fees.

The loan matures on March 11, 2016, with the option to extend the maturity date by one year, and has a floating interest rate of LIBOR plus 2.08%. The 2.08% margin is subject to a 0.10% decrease or increase per annum depending on whether LBBW has taken the loan into coverage in accordance with the German Covered Bond Act.  However, the floating portion of the interest rate was effectively fixed at 2.71% through a five-year interest rate swap agreement, which Sofina entered into with LBBW. The loan further provides for quarterly installments for the repayment of principal of £313,500 ($504,735 assuming a rate of $1.61 per GBP).  Principal and interest payments are due quarterly beginning on April 15, 2011 through maturity.   The loan may be repaid in full prior to maturity, subject to a prepayment premium if it is repaid in the first four years, and is prepayable at par thereafter.

LBBW may exercise certain rights under the loan documents, including the right of foreclosure and the right to accelerate payment of the entire balance of the loan (including fees and the prepayment premium) upon events of default.  The loan documents contain customary events of default with corresponding grace periods, including, without limitation, payment defaults, cross-defaults to other agreements and bankruptcy-related defaults, customary financial covenants regarding the debt service cover ratio, sale of assets, failure to maintain insurance on Stonecutter Court and the failure of certain representations and warranties in the loan documents to be true and correct in all material respects, and customary covenants, including limitations on the incurrence of debt and granting of liens.  If an event of default has not been cured and is continuing, LBBW may declare that the principal and any unpaid interest are immediately due and payable.